UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

S1 Corporation
(Name of Subject Company (Issuer))
S1 Corporation
(Name of Filing Person (Issuer))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
78463B101
(CUSIP Number of Class of Securities)
Richard P. Dobb, Esq.
Chief Legal Officer and Corporate Secretary
S1 Corporation
3500 Lennox Road, NE, Suite 200
Atlanta, Georgia 30326
(404) 923-3500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With a copy to:
Stuart G. Stein, Esq.
R. Daniel Keating, Esq.
Hogan & Hartson L.L.P.
555 13th Street, N.W.
Washington, D.C. 20004
(202) 637-8575

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$55,000,000	$5,885.00

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 10,476,190 shares of common stock at the maximum tender offer price of $5.25 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
          Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
          Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
     This Tender Offer Statement on Schedule TO relates to the offer by S1 Corporation, a Delaware corporation (the “Company”), to purchase up to $55,000,000 in value of shares of its common stock, par value $0.01 per share, at a price not greater than $5.25 nor less than $4.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 16, 2006 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). Based on the purchase price of not greater than $5.25 per share nor less than $4.75 per share, the Company could repurchase a maximum of 11,578,947 shares and a minimum of 10,476,190 shares. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.
Item 1. Summary Term Sheet.
     The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) The name of the issuer is S1 Corporation, a Delaware corporation, and the address of its principal executive offices is 3500 Lennox Road, NE, Suite 200, Atlanta, Georgia 30326. The telephone number of its principal executive offices is (404) 923-3500.
     (b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth in the Offer to Purchase under Section 8 (“Price Range of the Shares”) is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:
•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 (“Number of Shares; Price; Priority of Purchase”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Special Factors”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 10 (“Information About S1 Corporation”);

•	Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 14 (“United States Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Tender Offer; Termination; Amendment”).

     (b) The information set forth under “Introduction” in the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (e) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a), (b) and (c) The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.
     (b) The information set forth in the Offer to Purchase under Section 7 (“Conditions of the Tender Offer”) is incorporated herein by reference.
     (d) Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) and (b) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) The information set forth in the Offer to Purchase under Section 16 (“Fees and Expenses”) is incorporated herein by reference.
Item 10. Financial Statements.
     Not applicable.
Item 11. Additional Information.
     (a) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 10 (“Information about S1 Corporation”), Section 12 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”), and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.
     (b) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.
Item 12. Exhibits.

Exhibit
Number	Description
(a)(1)(A)*	Offer to Purchase, dated November 16, 2006

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 16, 2006

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 16, 2006

(a)(1)(F)*	Form of Letter to S1 Corporation 401(k) Savings Plan Participants, dated November 16, 2006

(a)(1)(G)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

Exhibit
Number	Description
(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(b)	Not applicable

(d)(1)	2003 Stock Incentive Plan(1)

(d)(2)*	Software Dynamics Incorporated 1998 Stock Incentive Plan

(d)(3)*	Q-UP Systems, Inc. 1999 Stock Option Plan

(d)(4)*	Edify Corporation 1996 Equity Incentive Plan

(d)(5)*	FICS Group Holding Inc. Stock Option Plan

(d)(6)*	S1 Corporation Amended & Restated 1995 Stock Option Plan

(d)(7)*	S1 Corporation 1997 Employee Stock Option Plan

(d)(8)*	S1 Corporation 1998 Directors Stock Option Plan

(d)(9)*	S1 2003 Stock Incentive Plan Form of Non-Qualified Stock Option Agreement for Non-Employee Directors

(d)(10)*	S1 2003 Stock Incentive Plan Form of Non-Qualified Stock Option Agreement (Standard Employee Agreement)

(d)(11)*	Software Dynamics Incorporated 1998 Stock Incentive Plan Stock Option Agreement

(d)(12)*	Q-UP Systems, Inc. 1999 Stock Option Plan Stock Option Agreement

(d)(13)*	S1 Corporation 1998 Directors Stock Option Plan Stock Option Agreement

(d)(14)*	Edify Corporation 1996 Equity Incentive Plan Stock Option Agreement

(d)(15)*	S1 Corporation 1997 Employee Stock Option Plan Stock Option Agreement

(g)	Not applicable

(h)	Not applicable

*	Filed herewith.

(1)	Incorporated by reference to S1 Corporation’s Proxy Statement for the 2003 annual meeting of stockholders filed with the SEC on April 28, 2003.
Item 13. Information Required by Schedule 13E-3.
     Not Applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2006	S1 CORPORATION

/s/ Richard P. Dobb Richard P. Dobb
Chief Legal Officer and Corporate Secretary

Exhibit Index

Exhibit
Number	Description
(a)(1)(A)*	Offer to Purchase, dated November 16, 2006

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 16, 2006

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 16, 2006

(a)(1)(F)*	Form of Letter to S1 Corporation 401(k) Savings Plan Participants, dated November 16, 2006

(a)(1)(G)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(b)	Not applicable

(d)(1)	2003 Stock Incentive Plan(1)

(d)(2)*	Software Dynamics Incorporated 1998 Stock Option Plan

(d)(3)*	Q-UP Systems, Inc. 1999 Stock Option Plan

(d)(4)*	Edify Corporation 1996 Equity Incentive Plan

(d)(5)*	FICS Group Holding Inc. Stock Option Plan

(d)(6)*	S1 Corporation Amended & Restated 1995 Stock Option Plan

(d)(7)*	S1 Corporation 1997 Employee Stock Option Plan

(d)(8)*	S1 Corporation 1998 Directors Stock Option Plan

(d)(9)*	S1 2003 Stock Incentive Plan Form of Non-Qualified Stock Option Agreement for Non-Employee Directors

(d)(10)*	S1 2003 Stock Incentive Plan Form of Non-Qualified Stock Option Agreement (Standard Employee Agreement)

(d)(11)*	Software Dynamics Incorporated 1998 Stock Incentive Plan Stock Option Agreement

(d)(12)*	Q-UP Systems, Inc. 1999 Stock Option Plan Stock Option Agreement

(d)(13)*	S1 Corporation 1998 Directors Stock Option Plan Stock Option Agreement

(d)(14)*	Edify Corporation 1996 Equity Incentive Plan Stock Option Agreement

(d)(15)*	S1 Corporation 1997 Employee Stock Option Plan Stock Option Agreement

(g)	Not applicable

(h)	Not applicable

*	Filed herewith.

(1)	Incorporated by reference to S1 Corporation’s Proxy Statement for the 2003 annual meeting of stockholders filed with the SEC on April 28, 2003.